UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 20, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11
Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Closing of the purchase of Oi's mobile operation assets

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44, and in continuity with the Material Facts published on March 10th, 2020, July 18th, 2020, July 27th, 2020 and August 7th, 2020, September 7th, 2020, December 14th, 2020, January 29th, 2021, January 31st, 2022, February 09th, 2022 and April 13th, 2022 informs its shareholders and the market in general what follows:

On today's date, TIM, Telefônica Brasil S.A. and Claro S.A. (jointly “Buyers”), after complying with the previous conditions established by the Administrative Council for Economic Defense (CADE) and by the National Telecommunications Agency (ANATEL), concluded the process of acquiring the mobile operation assets (“Transaction”) of Oi Móvel S.A. – Under Judicial Recovery (“Oi Móvel”, “Seller”). With the conclusion of the Transaction, TIM now holds 100% of the share capital of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“SPE Cozani”), company that corresponds to part of the assets, rights and obligations unit of Oi Móvel acquired by the Company.

The price for 100% of the shares of SPE Cozani, after all the adjustments provided for in the Share Purchase Agreement (“SPA”), is R$6.98 billion, including an expected net cash position in SPE Cozani of R$51.14 million as of today (“Adjusted Closing Price”).

Of the Adjusted Closing Price: (i) R$ 634.33 million was withheld by TIM, as foreseen by the SPA, to cover mainly any need for additional price adjustments to be made, which may be identified in the next 120 days; (ii) R$2.06 billion was transferred directly to BNDES - National Bank for Economic and Social Development, as per contractual provision; and (iii) the balance of R$4.29 billion was transferred directly to the Seller.

In addition to the amounts above, the Seller may be entitled to receive up to an additional R$230.00 million from TIM conditioned to the achievement, by March 31, 2023, of certain targets related to the radio frequencies and customer base involved in the Transaction. Of this amount, R$ 60.00 million has already been paid on today's date due to the achievement of part of the established goals.

Additionally, TIM also paid on today's date, on behalf of SPE Cozani, the amount of R$ 250.72 million to the Seller, as compensation, for up to 12 months of provision of services in the transition phase and signed with Brasil Telecom Comunicação Multimídia S.A. (“V.tal”) a contract for the use of transport infrastructure capacity for 10 years, involving the payment of decreasing amounts which, when brought to present value, total approximately R$476.00 million.

With the closing of the Transaction, TIM takes a big step on the national scene, finally being able to compete in a balanced way with its main competitors with regard to its infrastructure and geographic representation of its customer base and with the expectation of significant creation of value for its shareholders. The Company will hold a conference call with the market on April 25, 2022 at 10:00 am (BRT) to present the positive effects of the Transaction and detail this transformational movement for the Company and the telecommunications sector in Brazil. The connection information will soon be available on the Company's Investor Relations website (https://ri.tim.com.br).

Finally, TIM informs that, in accordance with Article 256 of Law No. 6,404 of December 15, 1976, the Company's Board of Directors will meet in the coming days with the objective of calling the Company's Extraordinary Shareholders' Meeting that will ratify the Transaction.

The Company will keep its shareholders and the market in general duly informed of material facts related to this Transaction, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, April 20th, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 20, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer